April 17, 2006
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quovadx, Inc.
Form 8-K Filed on April 7, 2006
File Number: 0-29273
Dear Sir or Madam:
     On behalf of Quovadx,, Inc. (the “Company”), I am transmitting electronically for filing the Company’s Form 8-K/A (File No. 0-29273), which amends the Company’s Form 8-K filed on April 7, 2006 responsive to comments received from the staff in a letter dated April 11, 2006.
     In connection with this filing, please be advised that the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions you may have regarding the filing or this supplemental letter to the undersigned at (720) 554-1223.
Very truly yours,
/s/ Linda K. Wackwitz
EVP and Chief Legal Officer